UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 2)*


                       Alliance Semiconductor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01877H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Bryant Riley
                             11100 Santa Monica Blvd
                                    Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01877H100                    13D                     Page 1 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryant R. Riley
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,452,669
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,452,669
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,452,669
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                   13D                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SACC Partners LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,041,222
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,041,222
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,452,669
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                   13D                      Page 3 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Riley Investment Management LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,041,222
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,041,222
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,452,669
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                   13D                      Page 4 of 4 Pages

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

This item as originally filed is amended to add the following language: The Reporting Persons outlined concerns and analyzed certain positions within the Venture Portfolio. The letter was sent on August 1, 2005 and is attached as Exhibit B.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) SACC owns 2,041,222 shares of Alliance Semiconductor's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 2,041,222 shares held by SACC, representing approximately 5.8% of Alliance Semiconductor's outstanding stock.

                  BRC owns  338,347  shares of Alliance  Semiconductor's  common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 338,347 shares of Alliance Semiconductor's common stock, representing approximately 0.95% of Alliance Semiconductor's outstanding stock.

                  BRCH owns 100 shares of Alliance Semiconductor's common stock. Because Mr. Riley has sole voting and investment power of BRCH's security holdings, both BRCH and Mr. Riley may be deemed to have beneficial ownership of the 100 of Alliance Semiconductor's common stock, representing approximately 0.0% of Alliance Semiconductor's common stock.

                  BRCRT owns 73,000  shares of Alliance  Semiconductor's  common stock. Because Mr. Riley has voting and investment power over BRCRT's security holdings, both BRCRT and Mr. Riley may be deemed to have beneficial ownership of the 73,000 shares of Alliance Semiconductor's common stock, representing approximately 0.2% of Alliance Semiconductor's outstanding stock.

                  To summarize, Mr. Riley may be deemed to beneficially own a total of 2,452,669 shares of Alliance Semiconductor common stock (6.9%) through his relationships with SACC, RIM, BRC, BRCH and BRCRT.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A - Schedule of transactions since previous Schedule 13D filing.
Exhibit B - Letter from Bryant Riley to Special Committee dated August 1, 2005.
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2005
                                  SACC PARTNERS LP

                                  By: Riley Investment Management LLC,
                                      General Partner

                                  By: /s/ Bryant R. Riley
                                  ------------------------
                                  Bryant R. Riley, President


                                  RILEY INVESTMENT MANAGEMENT LLC

                                  By: /s/ Bryant R. Riley
                                  ------------------------
                                  Bryant R. Riley, President


                                  B. RILEY & CO., INC.

                                  By: /s/ Bryant R. Riley
                                  ------------------------
                                  Bryant R. Riley, CEO


                                  B. RILEY AND CO. HOLDINGS, LLC

                                  By: /s/ Bryant R. Riley
                                  --------------------------------
                                  Bryant R. Riley, President


                                  B. RILEY & CO., INC.
                                  RETIREMENT TRUST

                                  By: /s/ Bryant R. Riley
                                  --------------------------------
                                  Bryant R. Riley, Trustee


                                  By: /s/ Bryant R. Riley
                                  ------------------------
                                  Bryant R. Riley


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

              Transaction Code       Quantity       Trade Date      Price
              ----------------       --------       ----------      -----
BRC           Buy                         41        7/22/2005        2.65
              Buy                        100        7/27/2005        2.74
              Buy                        200        7/27/2005        2.74
              Buy                        223        7/27/2005        2.75
              Buy                       1223        7/27/2005        2.75
              Buy                      10700        7/27/2005        2.75
              Buy                       3377        7/27/2005        2.75
              Buy                      15800        7/27/2005      2.7498
              Sell                    -31600        7/27/2005      2.7498

                                    EXHIBIT B


                           [B. RILEY & CO. LETTERHEAD]


                                                                  August 1, 2005
Special Committee Members
Alliance Semiconductor Corporation
2575 Augustine Drive
Santa Clara, CA 95054-2914


Dear Special Committee Members:

         We have reviewed your recent announcement and are encouraged that the Special Committee has taken steps to review our proposals and has hired a financial advisor to assist in this effort. We trust that Needham will quickly come to the conclusion that immediate and decisive action is required.

         Although we are cautiously optimistic, we feel compelled to voice some concerns. You have not thus far been open to speaking with us about our views. It is disappointing that the "strategic committee" refused to meet with a substantial shareholder - we hope Needham can change this.

         The recent dismissal of your current CFO also is disconcerting. While we have never spoken to Mr. Parsons, and do not know the circumstances, we were surprised to have heard he was dismissed and are concerned that the Company has insufficient financial expertise - especially in light of the myriad of financial issues facing the company from the SEC and IRS. Having one person as Chairman, CEO and CFO is unacceptable.

         As we continue to review ALSC's operating history it becomes more and more apparent to us that the operations business is flawed and that ALSC's investment portfolio is the source of value - but this asset deteriorates every day ALSC continues to operate. If there are aspects of ALSC's business that could mitigate our concerns and were not discussed in ALSC's public filings, we and other shareholders deserve to understand them. We again offer to meet for this purpose.

Venture Portfolio

         As mentioned above, ALSC's venture portfolio is, in our view, the most valuable asset the company has and the most difficult to value. We have made our own analysis, and would appreciate the opportunity to discuss our approach with you. Given ALSC's history of taking control positions, many of its holdings are understandably reported under the equity method of accounting, which marks down the portfolio by a portion of the amount the company loses each quarter. Since venture investments such as those in the ALSC portfolio are in start-ups that often lose money in the initial years, such a portfolio's value will tend to be understated on the books. While ALSC has given little insight about this value in its public documents, we have reviewed the announcements of financings in the portfolio companies and articles about them and assembled information that suggests that the portfolio is worth (as defined by valuations based on recent funding rounds) significantly more than what is stated on ALSC's books. We will highlight some of these investments and our assumptions below and hope this is the basis for a dialogue with you and your advisors. We are cognizant that these investments are illiquid and may take time to be realized.

Cavium Networks

         Alliance currently owns 15.4% of Cavium Networks according to your most recent 10-K. We believe the "post money" valuation of this Alliance stake is somewhere around $23-30 million, based on a total valuation for the Company of approximately $150-200 million. The most recent funding of $20.8 million dollars was reported by "Private Equity Week" and appears to have occurred around February 25, 2005. A May 2005 13F filing by early investor William, Jones & Associates suggested that the recent funding was at a significantly higher valuation than previous rounds, because the price at which they marked their position increased from $1 per share to $2.26 per share. As you know, Cavium has been voted the "most respected private company in Silicon Valley" two years in a row and is the source of a fair amount of "buzz" among the investment community.

Xceive Corp.

         As of March, ALSC reports that it owned 38.1% of Xceive, which reported in June that it raised $13.5 million at a post money valuation of $60 million according to CEO Pierre Favrat's statement in an interview posted on the BA Venture Partners website. This pre-money valuation of $46.5 million suggests that ALSC's ownership share is valued at $17.7 million, based on Alliance ownership of 38.1% according to the most recent 10-K.

Bay Microsystems

         Bay Microsystems raised $8.4 million on June 1, 2005 in conjunction with their acquisition of Parama Networks as reported in a June 1, 2005 web posting by www.lightreading.com. According to Bay CEO Chuck Gershman, Bay Networks is currently profitable, has generated more revenues in the first quarter of 2005 than all of 2004, and the first two months' revenue for the second quarter which began in April 2005 exceeded the revenues for the entire first quarter of 2005. Additionally, Parama CEO Hemant Bheda commented that "Bay very likely will do an IPO in the next six to eight quarters, so that's when the investors will see their returns". Publicly available press releases and articles state Bay Microsystems has raised approximately $40 million to date. Consistent with other reported Alliance venture investments we assume ALSC owns between 10-20% of Bay Systems, and that Bay's total valuation is between $75 and $200 million, representing a $7.5--20 million dollar valuation for Alliance's share.

Aperto Networks

         Aperto's most recent announced raise was $20 million in March 2004. Total funding is described at $77 million. ALSC reports in the 10-K that it currently owns 14.5%. Since there have been no reports of a down round, this suggests that ALSC's stake may be worth $11 million.

SiNETT

         SiNETT announced that in June 2004, it raised $15 million in a series B funding. ALSC's reports state that ALSC owns 22%. We are unsure of the value of Alliance stake.

         We have not yet attempted to value all the companies ALSC holds, but believe the venture portfolio is worth more than $60 million, and the investments in public companies are worth over $100 million. We hope this explanation helps you understand why we believe the portfolio is a valuable asset. If our assumptions are correct and these assets are undervalued, it is not at all clear why ALSC's management would not seek to realize the value of these investments for the benefit of fellow shareholders or to describe them accurately. We do not believe these assets should be used to support ALSC's traditional business.

         We are also concerned because Tower Semiconductor, a company in which ALSC already invests, has announced a rights offering and stated it has commitments from several investors. Given the loss to date of ALSC's investment in Tower Semiconductor, we hope ALSC has not committed to a further investment.

         We realize that estimating values from announcements of financing rounds by venture capitalists is an inexact science, but our underlying point remains. The value from this activity belongs to shareholders and we want it devoted to their benefit. As we have said before, we think holding these investments to finance what we see as a faltering business model is NOT in the interest of the shareholders.

         While your responses to our prior correspondence have prevented us from having meaningful dialog, I would like to again extend a sincere offer to discuss the company's future. As I am sure you are aware, we are fully prepared to move forward with replacing the current board with individuals committed to realizing shareholder value and responding to shareholder concerns. But we realize, as we are sure you do, that even at this late stage, it would better serve the company and its shareholders if we could discuss our options rather then resort to a proxy fight. If your recent actions to hire an advisor are followed by a meaningful dialogue, we could reconsider the need to elect a new board.

Sincerely,



Bryant Riley
B. RILEY & CO., INC.